Mail Stop 3561

June 28, 2007

Via Fax & U.S. Mail

Mr. Harpreet Grewal
Chief Financial Officer
100 Hayden Avenue
Lexington, Massachusetts 02421

> **Re: Vistaprint Limited**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 13, 2006**
> **File No. 000-51539**

Dear Mr. Grewal:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief